Exhibit 21

SUBSIDIARIES

Bio-Techne Corporation, a Minnesota corporation, had the material subsidiaries below as of the date of filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2016. Certain subsidiaries are not named because they were not significant individually or in the aggregate as of such date. Bio-Techne Corporation is not a subsidiary of any other entity.

Name	State/Country of Incorporation
Research and Diagnostic Systems Inc. (R&D Systems)	Minnesota

Bionostics, Inc.	Massachusetts

Shanghai PrimeGene Bio-Tech Co., Ltd.	China

ProteinSimple	Delaware

ProteinSimple Ltd.	Canada

Novus Biologicals, LLC	Delaware

Bio-Techne Ltd.	United Kingdom

Tocris Cookson Limited	United Kingdom

Cliniqa Corporation	California